Issuer Free Writing Prospectus Dated June 12, 2007
Relating to Preliminary Prospectus Dated May 23, 2007
Filed Pursuant to Rule 433
Registration Statement No. 333-139203

BIOFUEL ENERGY CORP. COMMON STOCK OFFERING

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 23, 2007 relating to this offering (the ‘‘Preliminary Prospectus’’) included in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-139203) relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus. We have also filed Amendment No. 7 to the Registration Statement (‘‘Amendment No. 7’’) which reflects these changes. Amendment No. 7 can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1373670/000095013607004104/file1.htm.

Common stock offered by us in this offering through the underwriters:	5,250,000 shares (excluding option to purchase up to 787,500 additional shares to cover over-allotments). This represents a decrease in the number of shares to be offered through the underwriters from 9,500,000 shares (excluding option to purchase up to 1,425,000 additional shares to cover over-allotments) indicated in the Preliminary Prospectus.

Common stock offered by us pursuant to the direct sales:	4,250,000 shares to affiliates of Greenlight Capital, Inc. and Third Point funds, two of our principal stockholders, and Thomas J. Edelman, our Chairman, through direct purchases from us at the initial public offering price. This represents a change from the Preliminary Prospectus, which did not contemplate any direct purchases.

Assumed initial public offering price per share:	$13.00 to $14.00 per share. This represents a decrease from the price range of $16.00 to $18.00 indicated in the Preliminary Prospectus.

Net proceeds to us:	Approximately $120 million ($130 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discount and our estimated offering expenses. This estimate assumes an initial public offering price of $13.50 per share, which is the mid-point of the offering price range set forth above. This amount includes $57.4 million to be received from direct sales to the direct purchasers. We will not pay underwriting discounts with respect to the shares sold to the direct purchasers.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per share would increase (decrease) the net proceeds to us from this offering by approximately $9.1 million ($9.9 million if the underwriters’ over-allotment option is exercised in full), assuming the number of shares offered by us, as set forth above, remains the same.

Use of proceeds:	The net proceeds that we will receive from this offering will be less than the estimated net proceeds set forth under the caption ‘‘Use of proceeds’’ in the Preliminary Prospectus, which was based on an assumed initial public offering price of $17.00 per share.

We intend to use up to $50.0 million of the net proceeds to repay all outstanding subordinated debt. We expect that all remaining proceeds will ultimately be used to fund the equity portion of the construction costs of our Alta plant. However, prior to the time funds are required at Alta, we may use them to repay or defer borrowing under our bank construction loans for our Wood River and Fairmont plants.

As funds are required for the construction of our Alta ethanol plant, we expect to borrow up to approximately $155 million of additional debt under existing or subsequent bank facilities, which, in combination with proceeds from this offering and internal cash flows, would fund such expenditures. The additional debt that we expect to borrow to fund the construction of our Alta ethanol plant will be more than the estimated additional debt set forth under the caption ‘‘Use of proceeds’’ in the Preliminary Prospectus, which was based on an assumed initial public offering price of $17.00 per share.

Pro forma as adjusted capitalization:	Based on an assumed initial public offering price of $13.50 per share (the mid-point of the price range set forth above), as of March 31, 2007, on a pro forma as adjusted basis, cash and equivalents would have been approximately $102.8 million, additional paid-in capital would have been approximately $146.6 million, total stockholders’ equity would have been approximately $143.1 million and total capitalization would have been approximately $213.7 million. Additionally, the LLC would record a beneficial conversion charge of approximately $4.6 million, which would result in a beneficial ownership charge of approximately $1.3 million on a consolidated basis.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per share of common stock, the mid-point of the price range set forth above, would increase (decrease) each of cash and equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $9.1 million, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

Dilution:	After giving effect to the sale of 5,250,000 shares of our common stock in this offering at an assumed initial public offering price of $13.50 per share (the mid-point of the price range set forth above), and after deducting the underwriting discount and estimated offering expenses payable by us, and after giving effect to the direct sale of 4,250,000 shares of common stock to the direct purchasers at the assumed initial public offering price, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been approximately $207.1 million, or approximately $6.37 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.66 per share to our historical equity investors and an immediate dilution in pro forma net tangible book value of $7.13 per share of our common stock to new investors (including the direct purchasers), or 52.8% of the offering price of $13.50 per share of our common stock. Based on an assumed initial public offering price of $13.50, the new investors purchasing shares of common stock in this offering will have purchased approximately 16.2% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 29.9% of the total consideration paid for our common stock, and the direct purchasers will have purchased approximately 13.1% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 24.2% of the total consideration paid for our common stock.

If the underwriters’ over-allotment option is exercised in full, (1) the pro forma as adjusted net tangible book value per share of common stock would be approximately $6.52 per share and (2) the dilution to new investors (including the direct purchasers) in pro forma as adjusted net tangible book value per share would be reduced to $6.98 per share.

Assuming the number of shares offered by us, as set forth above, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us in connection with the shares being offered through the underwriters, a $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per share would increase (decrease) the increase in pro forma as adjusted net tangible book value attributable to this offering by $0.28 per share and the dilution to new investors (including the direct purchasers) by $0.72 per share and increase (decrease) the pro forma as adjusted net tangible book value after this offering by $0.28 per share.

Stock split:	Based on an assumed initial public offering price of $13.50 per share (the mid-point of the price range set forth above), the stock split would be effected at a ratio of 4,884.1 to 1, which would result in 4,884,101 shares of common stock outstanding immediately prior to the offering. A $1.00 increase in the assumed initial public offering price of $13.50 per share would result in a stock split of 4,846.03 to 1, resulting in 4,486,031 shares of common stock outstanding immediately prior to the offering. A $1.00 decrease in the assumed offering price of $13.50 per share would result in a stock split of 4,928.26 to 1, resulting in 4,928,263 shares of common stock outstanding immediately prior to the offering. The actual stock split will have no effect on the percentage economic or voting ownership of BioFuel Energy Corp. represented by the 9,500,000 shares of common stock offered by the prospectus, but will only affect the relative economic and voting ownership of our historical equity investors.

Principal stockholders:	Based on an assumed initial public offering price of $13.50 per share (the mid-point of the price range set forth above), and after giving effect to the recapitalization, the sale of 5,250,000 shares through the underwriters, the direct sale of 4,250,000 shares of our common stock to the direct purchasers and assuming that the underwriters’ over-allotment option is not exercised and a certain closing date, Greenlight Capital, Inc. and its affiliates will beneficially own 7,384,101 shares of common stock and 4,176,291 shares of Class B common stock (representing voting power of approximately 35.6%), the Third Point funds will beneficially own 1,250,000 shares of common stock and 4,530,196 shares of Class B common stock (representing voting power of approximately 17.8%), Cargill, Incorporated will beneficially own 1,642,573 shares of Class B common stock (representing voting power of approximately 5.1%), Mr. Edelman will beneficially own 500,000 shares of common stock and 3,311,354 shares of Class B common stock (representing voting power of approximately 11.7%), and our Directors and executive officers as a group (excluding Mr. Edelman) will beneficially own 9,215,425 shares of common stock and 14,337,972 shares of Class B common stock (representing voting power of approximately 72.5%).

Underwriting:	5,250,000 shares (excluding option to purchase up to 787,500 additional shares to cover over-allotments) will be purchased by the underwriters in the offering. This represents a decrease from 9,500,000 shares (excluding option to purchase up to 1,425,000 additional shares to cover over-allotments) indicated in the Preliminary Prospectus.

Direct sales:	Certain affiliates of Greenlight Capital, Inc. and Third Point LLC, two of our principal stockholders, and Thomas J. Edelman, our Chairman, will purchase 2,500,000, 1,250,000 and 500,000 shares of common stock, respectively, at a price per share equal to the initial public offering price. The purchase price for such shares will be paid directly to us concurrently with the closing of the sale of the other shares offered by the prospectus. The purchase by the underwriters of the 5,250,000 shares of common stock agreed to be purchased by them is contingent on the purchase by the direct purchasers of the 4,250,000 shares of common stock being purchased pursuant to the direct sales, and the direct sales to the direct purchasers of 4,250,000 shares of common stock is contingent on the purchase by the underwriters of the 5,250,000 shares being offered through the underwriters. The underwriters will not receive any discounts or commissions with respect to the shares sold directly.

Shares eligible for future sale:	Upon completion of this offering, based upon the assumed initial public offering price of $13.50 per share (the mid-point of the price range set forth above), we expect to have 14,384,101 outstanding shares of common stock (or 15,171,601 if the underwriters exercise their over-allotment option in full) and 18,115,899 outstanding shares of Class B common stock.

Of these shares, the 9,500,000 shares sold in this offering, or 10,287,500 shares if the underwriters exercise their over-allotment option in full, will be freely tradeable without restriction under the Securities Act except for the 4,250,000 shares purchased through the direct sales by the direct purchasers and any other shares purchased by one of our ‘‘affiliates’’ as defined in Rule 144 under the Securities Act.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING J.P. MORGAN SECURITIES AT 1-718-242-8002, CITIGROUP GLOBAL MARKETS INC. TOLL-FREE AT 1-800-831-9146 OR A.G. EDWARDS & SONS, INC. AT 1-314-955-3000.